PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016
October 27, 2014

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc. f/k/a Priority Senior Secured Income Fund, Inc. File Nos. 333-182941 and 811-22725

Dear Mr. Parachkevov:
In response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Priority Income Fund, Inc. (the “Fund”) on October 27, 2014, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), the Fund is providing the following confirmations.
1.    On page 7 of the Registration Statement under the section entitled "Market Opportunities," the Fund cites the Standard & Poor's/LSTA Leveraged Loan Index. Please confirm that the securities that make up the Standard & Poor's/LSTA Leveraged Loan Index are generally the same securities that are contained in the CLOs in which the Fund invests.
The Fund confirms to the Staff that the senior secured loans that are held in the CLOs in which the Fund invests are represented in the Standard & Poor's/LSTA Leveraged Loan Index.

2.    On page 8 of the Registration Statement under the section entitled "Market Opportunities," the Fund states that "U.S. CLO equity tranches have delivered nearly 22% average annual cash yields from 2003 through 2013." Please confirm that the CLO equity tranches represented in such statement are similar to the CLO equity tranches in which the Fund invests.
The Fund confirms to the Staff that the equity tranches in which the Fund invests are representative of the CLO equity tranches included in the statement cited above.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 448-1806.

Sincerely,

/s/ Eric F. Colandrea

Eric F. Colandra

cc:    John J. Mahon and Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC